Exhibit 99.2

Capital One Financial Corporation
Financial Supplement
Second Quarter 2015[1]
Table of Contents

_____

[1]   The information contained in this Financial Supplement is preliminary and based on data available at the time of the earnings presentation. Investors should refer to our Quarterly Report on Form 10-Q for the period ended June 30, 2015 once it is filed with the Securities and Exchange Commission.

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 1: Financial Summary—Consolidated[1]

(Dollars in millions, except per share data and as noted) (unaudited)	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2014 Q2	2015 Q2 vs. 2015 Q1	2015 Q2 vs. 2014 Q2	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014	2015 vs. 2014
Income Statement										
Net interest income	$ 4,537	$ 4,576	$ 4,656	$ 4,497	$ 4,315	(1)%	5%	$ 9,113	$ 8,665	5%
Non-interest income[2]	1,135	1,071	1,157	1,142	1,153	6	(2)	2,206	2,173	2
Total net revenue[3]	5,672	5,647	5,813	5,639	5,468	—	4	11,319	10,838	4
Provision for credit losses	1,129	935	1,109	993	704	21	60	2,064	1,439	43
Non-interest expense:										
Marketing	387	375	509	392	335	3	16	762	660	15
Amortization of intangibles	111	110	123	130	136	1	(18)	221	279	(21)
Operating expenses[4]	2,809	2,564	2,652	2,463	2,508	10	12	5,373	4,972	8
Total non-interest expense	3,307	3,049	3,284	2,985	2,979	8	11	6,356	5,911	8
Income from continuing operations before income taxes	1,236	1,663	1,420	1,661	1,785	(26)	(31)	2,899	3,488	(17)
Income tax provision	384	529	450	536	581	(27)	(34)	913	1,160	(21)
Income from continuing operations, net of tax	852	1,134	970	1,125	1,204	(25)	(29)	1,986	2,328	(15)
Income (loss) from discontinued operations, net of tax[2]	11	19	29	(44)	(10)	(42)	**	30	20	50
Net income	863	1,153	999	1,081	1,194	(25)	(28)	2,016	2,348	(14)
Dividends and undistributed earnings allocated to participating securities[5]	(4)	(6)	(4)	(5)	(4)	(33)	—	(10)	(9)	11
Preferred stock dividends[5]	(29)	(32)	(21)	(20)	(13)	(9)	123	(61)	(26)	135
Net income available to common stockholders	$ 830	$ 1,115	$ 974	$ 1,056	$ 1,177	(26)	(29)	$ 1,945	$ 2,313	(16)
Common Share Statistics										
Basic earnings per common share:[5]										
Net income from continuing operations	$ 1.50	$ 2.00	$ 1.71	$ 1.97	$ 2.09	(25)%	(28)%	$ 3.49	$ 4.03	(13)%
Income (loss) from discontinued operations	0.02	0.03	0.05	(0.08)	(0.02)	(33)	**	0.06	0.03	100
Net income per basic common share	$ 1.52	$ 2.03	$ 1.76	$ 1.89	$ 2.07	(25)	(27)	$ 3.55	$ 4.06	(13)
Diluted earnings per common share:[5]										
Net income from continuing operations	$ 1.48	$ 1.97	$ 1.68	$ 1.94	$ 2.06	(25)	(28)	$ 3.45	$ 3.97	(13)
Income (loss) from discontinued operations	0.02	0.03	0.05	(0.08)	(0.02)	(33)	**	0.06	0.03	100
Net income per diluted common share[6]	$ 1.50	$ 2.00	$ 1.73	$ 1.86	$ 2.04	(25)	(26)	$ 3.51	$ 4.00	(12)
Weighted-average common shares outstanding (in millions):										
Basic	545.6	550.2	554.3	559.9	567.5	(1)	(4)	548.0	569.2	(4)
Diluted	552.0	557.2	561.8	567.9	577.6	(1)	(4)	554.7	578.9	(4)
Common shares outstanding (period end, in millions)	542.5	548.0	553.4	558.5	561.8	(1)	(3)	542.5	561.8	(3)
Dividends paid per common share	$ 0.40	$ 0.30	$ 0.30	$ 0.30	$ 0.30	33	33	$ 0.70	$ 0.60	17
Tangible book value per common share (period end)[7]	52.74	52.19	50.32	48.72	47.90	1	10	52.74	47.90	10

(Dollars in millions) (unaudited)	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2014 Q2	2015 Q2 vs. 2015 Q1	2015 Q2 vs. 2014 Q2	Six Months Ended June 30, 2015	2014	2015 vs. 2014
Balance Sheet (Period End)										
Loans held for investment[8]	$209,705	$203,978	$208,316	$201,592	$198,528	3%	6%	$209,705	$198,528	6%
Interest-earning assets	280,137	275,837	277,849	270,001	266,720	2	5	280,137	266,720	5
Total assets	310,510	306,224	308,167	299,640	297,434	1	4	310,510	297,434	4
Interest-bearing deposits	183,657	185,208	180,467	178,876	180,970	(1)	1	183,657	180,970	1
Total deposits	208,780	210,440	205,548	204,264	205,890	(1)	1	208,780	205,890	1
Borrowings	45,766	41,029	48,457	42,243	39,114	12	17	45,766	39,114	17
Common equity	43,849	43,908	43,231	42,682	42,477	—	3	43,849	42,477	3
Total stockholders' equity	46,659	45,730	45,053	44,018	43,815	2	6	46,659	43,815	6
Balance Sheet (Average Balances)										
Loans held for investment[8]	$206,337	$205,194	$203,436	$199,422	$194,996	1%	6%	$205,768	$194,362	6%
Interest-earning assets	276,585	278,427	273,436	268,890	263,570	(1)	5	277,501	263,119	5
Total assets	307,206	309,401	304,153	298,913	294,089	(1)	4	308,295	293,798	5
Interest-bearing deposits	183,946	182,998	179,401	179,928	182,053	1	1	183,475	182,431	1
Total deposits	209,143	207,851	205,355	205,199	206,315	1	1	208,501	206,080	1
Borrowings	41,650	46,082	43,479	40,314	35,658	(10)	17	43,854	35,817	22
Common equity	44,878	44,575	43,895	43,489	42,797	1	5	44,727	42,408	5
Total stockholders' equity	47,255	46,397	45,576	44,827	43,767	2	8	46,828	43,320	8

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 2: Selected Metrics—Consolidated[1]

(Dollars in millions except as noted) (unaudited)	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2014 Q2	2015 Q2 vs. 2015 Q1	2015 Q2 vs. 2014 Q2	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014	2015 vs. 2014
Performance Metrics										
Net interest income growth (quarter over quarter)	(1)%	(2)%	4%	4%	(1)%	**	**	5%	(5)%	**
Non-interest income growth (quarter over quarter)	6	(7)	1	(1)	13	**	**	2	5	**
Total net revenue growth (quarter over quarter)	—	(3)	3	3	2	**	**	4	(3)	**
Total net revenue margin[9]	8.20	8.11	8.50	8.39	8.30	9bps	(10)bps	8.16	8.24	(8)bps
Net interest margin[10]	6.56	6.57	6.81	6.69	6.55	(1)	1	6.57	6.59	(2)
Return on average assets	1.11	1.47	1.28	1.51	1.64	(36)	(53)	1.29	1.58	(29)
Return on average tangible assets[11]	1.17	1.54	1.34	1.59	1.73	(37)	(56)	1.36	1.67	(31)
Return on average common equity[12]	7.30	9.84	8.61	10.12	11.09	(254)	(379)	8.56	10.81	(225)
Return on average tangible common equity[13]	11.06	15.00	13.28	15.73	17.47	(394)	(641)	13.01	17.15	(414)
Non-interest expense as a percentage of average loans held for investment	6.41	5.94	6.46	5.99	6.11	47	30	6.18	6.08	10
Efficiency ratio[14]	58.30	53.99	56.49	52.93	54.48	431	382	56.15	54.54	161
Effective income tax rate for continuing operations	31.1	31.8	31.7	32.3	32.5	(70)	(140)	31.5	33.3	(180)
Employees (in thousands), period end	47.5	47.0	46.0	44.9	44.6	1%	7%	47.5	44.6	7%
Credit Quality Metrics[8]										
Allowance for loan and lease losses	$ 4,676	$ 4,405	$ 4,383	$ 4,212	$ 3,998	6%	17%	$ 4,676	$ 3,998	17%
Allowance as a percentage of loans held for investment	2.23%	2.16%	2.10%	2.09%	2.01%	7bps	22bps	2.23%	2.01%	22bps
Allowance as a percentage of loans held for investment (excluding acquired loans)	2.46	2.41	2.36	2.37	2.30	5	16	2.46	2.30	16
Net charge-offs	$ 846	$ 881	$ 915	$ 756	$ 812	(4)%	4%	$ 1,727	$ 1,743	(1)%
Net charge-off rate[15]	1.64%	1.72%	1.80%	1.52%	1.67%	(8)bps	(3)bps	1.68%	1.79%	(11)bps
Net charge-off rate (excluding acquired loans)[15]	1.83	1.93	2.04	1.73	1.93	(10)	(10)	1.88	2.08	(20)
30+ day performing delinquency rate	2.33	2.32	2.62	2.46	2.24	1	9	2.33	2.24	9
30+ day performing delinquency rate (excluding acquired loans)	2.59	2.61	2.95	2.81	2.58	(2)	1	2.59	2.58	1
30+ day delinquency rate	2.65	2.58	2.91	2.76	2.53	7	12	2.65	2.53	12
30+ day delinquency rate (excluding acquired loans)	2.94	2.90	3.28	3.14	2.91	4	3	2.94	2.91	3
Capital Ratios[16]										
Common equity Tier 1 capital ratio	12.1%	12.5%	12.5%	12.7%	12.7%	(40)bps	(60)bps	12.1%	12.7%	(60)bps
Tier 1 risk-based capital ratio	13.3	13.2	13.2	13.3	13.3	10	—	13.3	13.3	—
Total risk-based capital ratio	15.1	15.1	15.1	15.2	15.4	—	(30)	15.1	15.4	(30)
Tier 1 leverage ratio	11.1	10.7	10.8	10.6	10.7	40	40	11.1	10.7	40
Tangible common equity ("TCE") ratio[17]	9.7	9.8	9.5	9.6	9.5	(10)	20	9.7	9.5	20

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 3: Consolidated Statements of Income

(Dollars in millions, except per share data and as noted) (unaudited)	Three Months Ended 2015 Q2	Three Months Ended 2015 Q1	Three Months Ended 2014 Q2	2015 Q2 vs. 2015 Q1	2015 Q2 vs. 2014 Q2	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014	2015 vs. 2014
Interest income:								
Loans, including loans held for sale	$ 4,531	$ 4,540	$ 4,279	—	6%	$ 9,071	$ 8,586	6%
Investment securities	382	406	409	(6)%	(7)	788	825	(4)
Other	24	28	24	(14)	—	52	54	(4)
Total interest income	4,937	4,974	4,712	(1)	5	9,911	9,465	5
Interest expense:								
Deposits	272	271	272	—	—	543	548	(1)
Securitized debt obligations	36	33	39	9	(8)	69	77	(10)
Senior and subordinated notes	80	79	78	1	3	159	155	3
Other borrowings	12	15	8	(20)	50	27	20	35
Total interest expense	400	398	397	1	1	798	800	—
Net interest income	4,537	4,576	4,315	(1)	5	9,113	8,665	5
Provision for credit losses	1,129	935	704	21	60	2,064	1,439	43
Net interest income after provision for credit losses	3,408	3,641	3,611	(6)	(6)	7,049	7,226	(2)
Non-interest income:[2]								
Service charges and other customer-related fees	429	437	460	(2)	(7)	866	934	(7)
Interchange fees, net	567	496	535	14	6	1,063	975	9
Net other-than-temporary impairment recognized in earnings	(7)	(15)	(1)	(53)	600	(22)	(6)	267
Other	146	153	159	(5)	(8)	299	270	11
Total non-interest income	1,135	1,071	1,153	6	(2)	2,206	2,173	2
Non-interest expense:								
Salaries and associate benefits	1,360	1,211	1,125	12	21	2,571	2,286	12
Occupancy and equipment	439	435	447	1	(2)	874	852	3
Marketing	387	375	335	3	16	762	660	15
Professional services	334	296	296	13	13	630	583	8
Communications and data processing	208	202	203	3	2	410	399	3
Amortization of intangibles	111	110	136	1	(18)	221	279	(21)
Other	468	420	437	11	7	888	852	4
Total non-interest expense	3,307	3,049	2,979	8	11	6,356	5,911	8
Income from continuing operations before income taxes	1,236	1,663	1,785	(26)	(31)	2,899	3,488	(17)
Income tax provision	384	529	581	(27)	(34)	913	1,160	(21)
Income from continuing operations, net of tax	852	1,134	1,204	(25)	(29)	1,986	2,328	(15)
Income (loss) from discontinued operations, net of tax[2]	11	19	(10)	(42)	**	30	20	50
Net income	863	1,153	1,194	(25)	(28)	2,016	2,348	(14)
Dividends and undistributed earnings allocated to participating securities[5]	(4)	(6)	(4)	(33)	—	(10)	(9)	11
Preferred stock dividends[5]	(29)	(32)	(13)	(9)	123	(61)	(26)	135
Net income available to common stockholders	$ 830	$ 1,115	$ 1,177	(26)	(29)	$ 1,945	$ 2,313	(16)

4

(Dollars in millions, except per share data and as noted) (unaudited)	Three Months Ended			2015 Q2 vs.		Six Months Ended June 30,		
	2015 Q2	2015 Q1	2014 Q2	2015 Q1	2014 Q2	2015	2014	2015 vs. 2014
Basic earnings per common share:[5]								
Net income from continuing operations	$ 1.50	$ 2.00	$ 2.09	(25)%	(28)%	$ 3.49	$ 4.03	(13)%
Income (loss) from discontinued operations	0.02	0.03	(0.02)	(33)	**	0.06	0.03	100
Net income per basic common share	$ 1.52	$ 2.03	$ 2.07	(25)	(27)	$ 3.55	$ 4.06	(13)
Diluted earnings per common share:[5]								
Net income from continuing operations	$ 1.48	$ 1.97	$ 2.06	(25)	(28)	$ 3.45	$ 3.97	(13)
Income (loss) from discontinued operations	0.02	0.03	(0.02)	(33)	**	0.06	0.03	100
Net income per diluted common share[6]	$ 1.50	$ 2.00	$ 2.04	(25)	(26)	$ 3.51	$ 4.00	(12)
Weighted average common shares outstanding (in millions):								
Basic common shares	545.6	550.2	567.5	(1)	(4)	548.0	569.2	(4)
Diluted common shares	552.0	557.2	577.6	(1)	(4)	554.7	578.9	(4)
Dividends paid per common share	$ 0.40	$ 0.30	$ 0.30	33	33	$ 0.70	$ 0.60	17

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 4: Consolidated Balance Sheets[1]

(Dollars in millions) (unaudited)	June 30, 2015	December 31, 2014	June 30, 2014	June 30, 2015 vs. December 31, 2014	June 30, 2015 vs. June 30, 2014
Assets:					
Cash and cash equivalents:					
Cash and due from banks	**$ 2,879**	$ 3,147	$ 3,598	(9)%	(20)%
Interest-bearing deposits with banks	**4,275**	4,095	2,954	4	45
Federal funds sold and securities purchased under agreements to resell	**2**	0	180	**	(99)
Total cash and cash equivalents	**7,156**	7,242	6,732	(1)	6
Restricted cash for securitization investors	**253**	234	361	8	(30)
Securities available for sale, at fair value	**39,136**	39,508	41,113	(1)	(5)
Securities held to maturity, at carrying value	**23,668**	22,500	20,688	5	14
Loans held for investment:[8]					
Unsecuritized loans held for investment	**175,407**	171,771	161,224	2	9
Restricted loans for securitization investors	**34,298**	36,545	37,304	(6)	(8)
Total loans held for investment	**209,705**	208,316	198,528	1	6
Allowance for loan and lease losses	**(4,676)**	(4,383)	(3,998)	7	17
Net loans held for investment	**205,029**	203,933	194,530	1	5
Loans held for sale, at lower of cost or fair value	**1,066**	626	709	70	50
Premises and equipment, net	**3,602**	3,685	3,764	(2)	(4)
Interest receivable	**1,056**	1,079	1,012	(2)	4
Goodwill	**13,984**	13,978	13,977	—	—
Other assets	**15,560**	15,382	14,548	1	7
Total assets	**$ 310,510**	$ 308,167	$ 297,434	1	4

(Dollars in millions) (unaudited)	June 30, 2015	December 31, 2014	June 30, 2014	June 30, 2015 vs. December 31, 2014	June 30, 2015 vs. June 30, 2014
Liabilities:					
Interest payable	**$ 262**	$ 254	$ 234	3%	12%
Deposits:					
Non-interest bearing deposits	**25,123**	25,081	24,920	—	1
Interest-bearing deposits	**183,657**	180,467	180,970	2	1
Total deposits	**208,780**	205,548	205,890	2	1
Securitized debt obligations	**13,785**	11,624	10,010	19	38
Other debt:					
Federal funds purchased and securities loaned or sold under agreements to repurchase	**1,888**	880	2,030	115	(7)
Senior and subordinated notes	**19,987**	18,684	16,628	7	20
Other borrowings	**10,106**	17,269	10,446	(41)	(3)
Total other debt	**31,981**	36,833	29,104	(13)	10
Other liabilities	**9,043**	8,855	8,381	2	8
Total liabilities	**263,851**	263,114	253,619	—	4
Stockholders' equity:					
Preferred stock	**0**	0	0	—	—
Common stock	**6**	6	6	—	—
Additional paid-in capital, net	**29,063**	27,869	27,210	4	7
Retained earnings	**25,540**	23,973	22,270	7	15
Accumulated other comprehensive income ("AOCI")	**(397)**	(430)	(371)	(8)	7
Treasury stock, at cost	**(7,553)**	(6,365)	(5,300)	19	43
Total stockholders' equity	**46,659**	45,053	43,815	4	6
Total liabilities and stockholders' equity	**$ 310,510**	$ 308,167	$ 297,434	1	4

CAPITAL ONE FINANCIAL CORPORATION (COF)

Table 5: Notes to Financial Summary, Selected Metrics and Consolidated Financial Statements (Tables 1—4)

[**] Not meaningful.

[(1)] As of January 1, 2015, we changed our accounting principle from a gross basis of presentation to a net basis, for presenting qualifying derivative assets and liabilities, as well as the related right to reclaim cash collateral or obligation to return cash collateral. Prior period results, excluding regulatory ratios, have been recast to conform to this presentation.

[(2)] Mortgage representation and warranty reserve is comprised of the following:

(Dollars in millions) (unaudited)	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2014 Q2
(Benefit) provision for mortgage representation and warranty losses before income taxes:					
Recorded in continuing operations	$ (9)	$ 1	$ (11)	$ —	$ (29)
Recorded in discontinued operations	(27)	(19)	(41)	70	11
Total (benefit) provision for mortgage representation and warranty losses before income taxes	$ (36)	$ (18)	$ (52)	$ 70	$ (18)

Historically, the majority of the provision for representation and warranty losses is included net of tax in discontinued operations, with the remaining amount included before income taxes in non-interest income. The mortgage representation and warranty reserve was $636 million as of June 30, 2015, $731 million as of December 31, 2014 and $1.0 billion as of June 30, 2014.

[(3)] Total net revenue was reduced by $168 million in Q2 2015, $147 million in Q1 2015, $165 million in Q4 2014, $164 million in Q3 2014 and $153 million in Q2 2014 for the estimated uncollectible amount of billed finance charges and fees.

[(4)] Includes acquisition-related costs of $8 million in Q2 2015, $7 million in Q1 2015, $10 million in Q4 2014, $13 million in Q3 2014 and $18 million in Q2 2014. Acquisition-related costs include transaction costs, legal and other professional or consulting fees, restructuring costs, and integration expense.

[(5)] Dividends and undistributed earnings allocated to participating securities, earnings per share, and preferred stock dividends are computed independently for each period. Accordingly, the sum of each quarter may not agree to the year-to-date total.

[(6)] We recorded restructuring charges of $147 million under our existing benefit plans as a result of the realignment of our workforce, and a $78 million build in the U.K. Payment Protection Insurance customer refund reserve ("U.K. PPI Reserve"), reflecting our updated estimate of future complaint levels. We report the following non-GAAP financial measures that we believe are helpful for investors to understand the effect of these items on our reported results as they provide an additional presentation of our performance. The table below presents a reconciliation of our reported results to these non-GAAP financial measures:

(Dollars in millions, except per share data) (unaudited)	Pretax Income	Net Income	Net Income Available to Common Stockholders	Diluted EPS
Reported results	$ 1,236	$ 863	$ 830	$ 1.50
Restructuring charges and build in the U.K. PPI Reserve	225	155	155	0.28
Adjusted results	$ 1,461	$ 1,018	$ 985	$ 1.78

[(7)] Tangible book value per common share is a non-GAAP measure calculated based on tangible common equity divided by common shares outstanding. See "Table 14: Reconciliation of Non-GAAP Measures and Calculation of Regulatory Capital Measures" for additional information on tangible common equity.

[(8)] Loans held for investment includes acquired loans. We use the term "acquired loans" to refer to a certain portion of the loans acquired in the following transactions: (i) the February 2012 transaction where we acquired the assets and assumed the liabilities of substantially all of ING Direct; (ii) the February 2009 Chevy Chase Bank acquisition; and (iii) the May 2012 transaction in which we acquired substantially all of HSBC's credit card and private-label credit card business in the United States. These loans were recorded at fair value at acquisition and subsequently accounted for based on estimated cash flows expected to be collected over the life of the loans (under the accounting standard formerly known as "SOP 03-3", or Accounting Standard Codification 310-30). The table below presents amounts related to acquired loans accounted for under SOP 03-3:

(Dollars in millions) (unaudited)	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2014 Q2
Acquired loans accounted for under SOP 03-3:					
Period-end unpaid principal balance	$ 21,841	$ 23,248	$ 24,473	$ 25,726	$ 27,117
Period-end loans held for investment	20,970	22,334	23,500	24,685	26,019
Average loans held for investment	21,440	22,773	23,907	25,104	26,491

[(9)] Calculated based on annualized total net revenue for the period divided by average interest-earning assets for the period.

(10)   Calculated based on annualized net interest income for the period divided by average interest-earning assets for the period.

(11)   Calculated based on annualized income from continuing operations, net of tax, for the period divided by average tangible assets for the period. Return on average tangible assets is a non-GAAP measure. See "Table 14: Reconciliation of Non-GAAP Measures and Calculation of Regulatory Capital Measures" for additional information.

(12)   Calculated based on the annualized sum of (i) income from continuing operations, net of tax; (ii) less dividends and undistributed earnings allocated to participating securities; (iii) less preferred stock dividends, for the period, divided by average common equity for the period. Our calculation of return on average common equity may not be comparable to similarly titled measures reported by other companies.

(13)   Calculated based on the annualized sum of (i) income from continuing operations, net of tax; (ii) less dividends and undistributed earnings allocated to participating securities; (iii) less preferred stock dividends, for the period, divided by average tangible common equity for the period. Return on average tangible common equity is a non-GAAP measure and our calculation may not be comparable to similarly titled measures reported by other companies. See "Table 14: Reconciliation of Non-GAAP Measures and Calculation of Regulatory Capital Measures" for additional information.

(14)   Calculated based on total non-interest expense for the period divided by total net revenue for the period. The efficiency ratio, excluding the restructuring charges and build in the U.K. PPI Reserve discussed above in Footnote 6, was 54.63% for Q2 2015.

(15)   Calculated based on annualized net charge-offs for the period divided by average loans held for investment for the period.

(16)   Ratios as of the end of Q2 2015 are preliminary and therefore subject to change. See "Table 14: Reconciliation of Non-GAAP Measures and Calculation of Regulatory Capital Measures" for information on the calculation of each of these ratios.

(17)   TCE ratio is a non-GAAP measure calculated based on TCE divided by tangible assets. See "Table 14: Reconciliation of Non-GAAP Measures and Calculation of Regulatory Capital Measures" for additional information.

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 6: Average Balances, Net Interest Income and Net Interest Margin

(Dollars in millions) (unaudited)	2015 Q2 Average Balance	2015 Q2 Interest Income/ Expense[1]	2015 Q2 Yield/ Rate[1]	2015 Q1 Average Balance	2015 Q1 Interest Income/ Expense[1]	2015 Q1 Yield/ Rate[1]	2014 Q2 Average Balance	2014 Q2 Interest Income/ Expense[1]	2014 Q2 Yield/ Rate[1]
Interest-earning assets:									
Loans, including loans held for sale	$ 207,335	$ 4,531	8.74%	$ 205,854	$ 4,540	8.82%	$ 195,322	$ 4,279	8.76%
Investment securities	63,771	382	2.40	63,181	406	2.57	62,518	409	2.62
Cash equivalents and other	5,479	24	1.75	9,392	28	1.19	5,730	24	1.68
Total interest-earning assets	$ 276,585	$ 4,937	7.14	$ 278,427	$ 4,974	7.15	$ 263,570	$ 4,712	7.15
Interest-bearing liabilities:									
Interest-bearing deposits	$ 183,946	$ 272	0.59	$ 182,998	$ 271	0.59	$ 182,053	$ 272	0.60
Securitized debt obligations	13,219	36	1.09	11,563	33	1.14	10,731	39	1.45
Senior and subordinated notes	20,336	80	1.57	20,595	79	1.53	16,004	78	1.95
Other borrowings and liabilities	8,857	12	0.54	14,721	15	0.41	8,923	8	0.36
Total interest-bearing liabilities	$ 226,358	$ 400	0.71	$ 229,877	$ 398	0.69	$ 217,711	$ 397	0.73
Net interest income/spread		$ 4,537	6.43		$ 4,576	6.46		$ 4,315	6.42
Impact of non-interest bearing funding			0.13			0.11			0.13
Net interest margin			6.56%			6.57%			6.55%

(Dollars in millions) (unaudited)	Six Months Ended June 30, 2015 Average Balance	2015 Interest Income/ Expense[1]	2015 Yield/ Rate[1]	2014 Average Balance	2014 Interest Income/ Expense[1]	2014 Yield/ Rate[1]
Interest-earning assets:						
Loans, including loans held for sale	$ 206,598	$ 9,071	8.78%	$ 194,674	$ 8,586	8.82%
Investment securities	63,477	788	2.48	62,322	825	2.65
Cash equivalents and other	7,426	52	1.40	6,123	54	1.76
Total interest-earning assets	$ 277,501	$ 9,911	7.14	$ 263,119	$ 9,465	7.19
Interest-bearing liabilities:						
Interest-bearing deposits	$ 183,475	$ 543	0.59	$ 182,431	$ 548	0.60
Securitized debt obligations	12,396	69	1.11	10,576	77	1.46
Senior and subordinated notes	20,465	159	1.55	15,088	155	2.05
Other borrowings and liabilities	11,771	27	0.46	10,153	20	0.39
Total interest-bearing liabilities	$ 228,107	$ 798	0.70	$ 218,248	$ 800	0.73
Net interest income/spread		$ 9,113	6.44		$ 8,665	6.46
Impact of non-interest bearing funding			0.13			0.13
Net interest margin			6.57%			6.59%

___

[1] Interest income and interest expense and the calculation of average yields on interest-earning assets and average rates on interest-bearing liabilities include the impact of hedge accounting.

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 7: Loan Information and Performance Statistics

(Dollars in millions) (unaudited)	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2014 Q2	2015 Q2 vs. 2015 Q1	2015 Q2 vs. 2014 Q2	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014	2015 vs. 2014
Loans Held For Investment (Period End)										
Credit card:										
Domestic credit card	$ 78,984	$ 74,131	$ 77,704	$ 73,143	$ 71,165	7%	11%	$ 78,984	$ 71,165	11%
International credit card	8,219	7,623	8,172	7,488	7,853	8	5	8,219	7,853	5
Total credit card	87,203	81,754	85,876	80,631	79,018	7	10	87,203	79,018	10
Consumer banking:										
Auto	39,991	38,937	37,824	36,254	34,792	3	15	39,991	34,792	15
Home loan	27,595	28,905	30,035	31,203	32,644	(5)	(15)	27,595	32,644	(15)
Retail banking	3,590	3,537	3,580	3,604	3,626	1	(1)	3,590	3,626	(1)
Total consumer banking	71,176	71,379	71,439	71,061	71,062	—	—	71,176	71,062	—
Commercial banking:										
Commercial and multifamily real estate	22,886	22,831	23,137	22,895	22,040	—	4	22,886	22,040	4
Commercial and industrial	27,660	27,172	26,972	26,071	25,402	2	9	27,660	25,402	9
Total commercial lending	50,546	50,003	50,109	48,966	47,442	1	7	50,546	47,442	7
Small-ticket commercial real estate	685	738	781	822	879	(7)	(22)	685	879	(22)
Total commercial banking	51,231	50,741	50,890	49,788	48,321	1	6	51,231	48,321	6
Other loans	95	104	111	112	127	(9)	(25)	95	127	(25)
Total loans held for investment	$ 209,705	$ 203,978	$ 208,316	$ 201,592	$ 198,528	3	6	$ 209,705	$ 198,528	6
Loans Held For Investment (Average)										
Credit card:										
Domestic credit card	$ 75,924	$ 74,770	$ 74,026	$ 71,784	$ 69,376	2%	9%	$ 75,349	$ 69,592	8%
International credit card	7,977	7,811	7,714	7,710	7,621	2	5	7,895	7,656	3
Total credit card	83,901	82,581	81,740	79,494	76,997	2	9	83,244	77,248	8
Consumer banking:										
Auto	39,546	38,387	37,072	35,584	33,972	3	16	38,970	33,184	17
Home loan	28,251	29,493	30,604	31,859	33,299	(4)	(15)	28,869	33,969	(15)
Retail banking	3,570	3,561	3,578	3,605	3,613	—	(1)	3,565	3,621	(2)
Total consumer banking	71,367	71,441	71,254	71,048	70,884	—	1	71,404	70,774	1
Commercial banking:										
Commercial and multifamily real estate	22,853	23,120	23,129	22,409	21,484	(1)	6	22,985	21,224	8
Commercial and industrial	27,414	27,190	26,409	25,512	24,611	1	11	27,303	24,079	13
Total commercial lending	50,267	50,310	49,538	47,921	46,095	—	9	50,288	45,303	11
Small-ticket commercial real estate	709	760	801	845	896	(7)	(21)	735	914	(20)
Total commercial banking	50,976	51,070	50,339	48,766	46,991	—	8	51,023	46,217	10
Other loans	93	102	103	114	124	(9)	(25)	97	123	(21)
Total average loans held for investment	$ 206,337	$ 205,194	$ 203,436	$ 199,422	$ 194,996	1	6	$ 205,768	$ 194,362	6
Net Charge-off Rates										
Credit card:										
Domestic credit card	3.42%	3.55%	3.39%	2.83%	3.52%	(13)bps	(10)bps	3.49%	3.77%	(28)bps
International credit card	2.65	2.80	3.34	3.32	3.93	(15)	(128)	2.73	4.05	(132)
Total credit card	3.35	3.48	3.38	2.88	3.56	(13)	(21)	3.42	3.79	(37)

(Dollars in millions) (unaudited)	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2014 Q2	2015 Q2 vs. 2015 Q1	2015 Q2 vs. 2014 Q2	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014	2015 vs. 2014
Consumer banking:										
Auto	1.22%	1.55%	2.14%	1.98%	1.31%	(33)bps	(9)bps	1.38%	1.48%	(10)bps
Home loan	0.04	0.03	0.07	0.02	0.05	1	(1)	0.03	0.06	(3)
Retail banking	1.39	0.96	1.28	1.36	0.70	43	69	1.18	0.82	36
Total consumer banking	0.76	0.89	1.20	1.07	0.69	(13)	7	0.83	0.76	7
Commercial banking:										
Commercial and multifamily real estate	(0.04)	(0.03)	0.01	(0.10)	—	(1)	(4)	(0.03)	—	(3)
Commercial and industrial	0.13	0.05	0.10	(0.01)	0.04	8	9	0.09	0.03	6
Total commercial lending	0.05	0.01	0.06	(0.05)	0.02	4	3	0.03	0.02	1
Small-ticket commercial real estate	0.15	0.47	0.80	(0.01)	0.61	(32)	(46)	0.32	0.64	(32)
Total commercial banking	0.05	0.02	0.07	(0.05)	0.03	3	2	0.04	0.03	1
Other loans	(0.79)	1.56	0.47	(0.61)	2.18	**	**	0.44	0.77	(33)
Total net charge-offs	1.64	1.72	1.80	1.52	1.67	(8)	(3)	1.68	1.79	(11)
30+ Day Performing Delinquency Rates										
Credit card:										
Domestic credit card	2.84%	2.92%	3.27%	3.21%	2.83%	(8)bps	1bps	2.84%	2.83%	1bps
International credit card	2.65	2.81	2.94	3.34	3.40	(16)	(75)	2.65	3.40	(75)
Total credit card	2.82	2.91	3.24	3.22	2.89	(9)	(7)	2.82	2.89	(7)
Consumer banking:										
Auto	5.58	5.21	6.57	6.14	5.77	37	(19)	5.58	5.77	(19)
Home loan	0.17	0.18	0.21	0.14	0.13	(1)	4	0.17	0.13	4
Retail banking	0.66	0.60	0.64	0.53	0.48	6	18	0.66	0.48	18
Total consumer banking	3.24	2.95	3.60	3.22	2.91	29	33	3.24	2.91	33
Nonperforming Loans and Nonperforming Assets Rates[1][2]										
Credit card:										
International credit card	0.83%	0.84%	0.86%	0.98%	1.03%	(1)bps	(20)bps	0.83%	1.03%	(20)bps
Total credit card	0.08	0.08	0.08	0.09	0.10	—	(2)	0.08	0.10	(2)
Consumer banking:										
Auto	0.40	0.31	0.52	0.49	0.43	9	(3)	0.40	0.43	(3)
Home loan	1.13	1.16	1.10	1.04	1.07	(3)	6	1.13	1.07	6
Retail banking	0.79	0.71	0.61	0.54	0.79	8	—	0.79	0.79	—
Total consumer banking	0.70	0.67	0.77	0.73	0.75	3	(5)	0.70	0.75	(5)
Commercial banking:										
Commercial and multifamily real estate	0.12	0.18	0.27	0.26	0.29	(6)	(17)	0.12	0.29	(17)
Commercial and industrial	1.56	0.39	0.39	0.37	0.41	117	115	1.56	0.41	115
Total commercial lending	0.91	0.29	0.33	0.32	0.36	62	55	0.91	0.36	55
Small-ticket commercial real estate	0.47	1.62	0.96	0.42	1.40	(115)	(93)	0.47	1.40	(93)
Total commercial banking	0.90	0.31	0.34	0.32	0.38	59	52	0.90	0.38	52
Other loans	10.68	13.33	13.37	14.66	12.74	(265)	(206)	10.68	12.74	(206)
Total nonperforming loans	0.50	0.35	0.39	0.38	0.41	15	9	0.50	0.41	9
Total nonperforming assets	0.64	0.50	0.54	0.53	0.55	14	9	0.64	0.55	9

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 8: Financial Summary—Business Segment Results

(Dollars in millions) (unaudited)	Three Months Ended June 30, 2015					Six Months Ended June 30, 2015				
	Total	Credit Card	Consumer Banking	Commercial Banking	Other	Total	Credit Card	Consumer Banking	Commercial Banking	Other
Net interest income (expense)	$ 4,537	$ 2,633	$ 1,444	$ 466	$ (6)	$ 9,113	$ 5,299	$ 2,878	$ 927	$ 9
Non-interest income	1,135	845	196	123	(29)	2,206	1,661	354	237	(46)
Total net revenue (loss)[3]	5,672	3,478	1,640	589	(35)	11,319	6,960	3,232	1,164	(37)
Provision for credit losses	1,129	895	185	49	—	2,064	1,564	391	109	—
Non-interest expense	3,307	1,857	998	270	182	6,356	3,633	1,968	542	213
Income (loss) from continuing operations before income taxes	1,236	726	457	270	(217)	2,899	1,763	873	513	(250)
Income tax provision (benefit)	384	263	166	98	(143)	913	632	316	186	(221)
Income (loss) from continuing operations, net of tax	$ 852	$ 463	$ 291	$ 172	$ (74)	$ 1,986	$ 1,131	$ 557	$ 327	$ (29)

(Dollars in millions) (unaudited)	Three Months Ended March 31, 2015				
	Total	Credit Card	Consumer Banking	Commercial Banking	Other
Net interest income	$ 4,576	$ 2,666	$ 1,434	$ 461	$ 15
Non-interest income	1,071	816	158	114	(17)
Total net revenue (loss)[3]	5,647	3,482	1,592	575	(2)
Provision for credit losses	935	669	206	60	—
Non-interest expense	3,049	1,776	970	272	31
Income (loss) from continuing operations before income taxes	1,663	1,037	416	243	(33)
Income tax provision (benefit)	529	369	150	88	(78)
Income from continuing operations, net of tax	$ 1,134	$ 668	$ 266	$ 155	$ 45

(Dollars in millions) (unaudited)	Three Months Ended June 30, 2014					Six Months Ended June 30, 2014				
	Total	Credit Card	Consumer Banking	Commercial Banking	Other	Total	Credit Card	Consumer Banking	Commercial Banking	Other
Net interest income (expense)	$ 4,315	$ 2,461	$ 1,431	$ 436	$ (13)	$ 8,665	$ 4,986	$ 2,864	$ 857	$ (42)
Non-interest income	1,153	839	170	109	35	2,173	1,624	320	196	33
Total net revenue (loss)[3]	5,468	3,300	1,601	545	22	10,838	6,610	3,184	1,053	(9)
Provision (benefit) for credit losses	704	549	143	12	—	1,439	1,107	283	52	(3)
Non-interest expense	2,979	1,719	938	267	55	5,911	3,445	1,868	522	76
Income (loss) from continuing operations before income taxes	1,785	1,032	520	266	(33)	3,488	2,058	1,033	479	(82)
Income tax provision (benefit)	581	364	186	95	(64)	1,160	722	369	171	(102)
Income from continuing operations, net of tax	$ 1,204	$ 668	$ 334	$ 171	$ 31	$ 2,328	$ 1,336	$ 664	$ 308	$ 20

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 9: Financial & Statistical Summary—Credit Card Business

(Dollars in millions) (unaudited)	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2014 Q2	2015 Q2 vs. 2015 Q1	2015 Q2 vs. 2014 Q2	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014	2015 vs. 2014
Credit Card[4]										
Earnings:										
Net interest income	$ 2,633	$ 2,666	$ 2,697	$ 2,627	$ 2,461	(1)%	7%	$ 5,299	$ 4,986	6%
Non-interest income	845	816	841	846	839	4	1	1,661	1,624	2
Total net revenue	3,478	3,482	3,538	3,473	3,300	—	5	6,960	6,610	5
Provision for credit losses	895	669	856	787	549	34	63	1,564	1,107	41
Non-interest expense	1,857	1,776	1,888	1,730	1,719	5	8	3,633	3,445	5
Income from continuing operations before income taxes	726	1,037	794	956	1,032	(30)	(30)	1,763	2,058	(14)
Income tax provision	263	369	275	332	364	(29)	(28)	632	722	(12)
Income from continuing operations, net of tax	$ 463	$ 668	$ 519	$ 624	$ 668	(31)	(31)	$ 1,131	$ 1,336	(15)
Selected performance metrics:										
Period-end loans held for investment	$ 87,203	$ 81,754	$ 85,876	$ 80,631	$ 79,018	7%	10%	$ 87,203	$ 79,018	10%
Average loans held for investment	83,901	82,581	81,740	79,494	76,997	2	9	83,244	77,248	8
Average yield on loans held for investment[5]	13.98%	14.30%	14.61%	14.65%	14.22%	(32)bps	(24)bps	14.14%	14.33%	(19)bps
Total net revenue margin[6]	16.58	16.87	17.31	17.48	17.14	(29)	(56)	16.72	17.11	(39)
Net charge-off rate	3.35	3.48	3.38	2.88	3.56	(13)	(21)	3.42	3.79	(37)
30+ day performing delinquency rate	2.82	2.91	3.24	3.22	2.89	(9)	(7)	2.82	2.89	(7)
30+ day delinquency rate	2.88	2.97	3.30	3.29	2.97	(9)	(9)	2.88	2.97	(9)
Nonperforming loan rate[1]	0.08	0.08	0.08	0.09	0.10	—	(2)	0.08	0.10	(2)
Card loan premium amortization and other intangible accretion[7]	$ 7	$ 11	$ 11	$ 18	$ 31	(36)%	(77)%	$ 18	$ 68	(74)%
PCCR intangible amortization	80	84	87	90	94	(5)	(15)	164	192	(15)
Purchase volume[8]	68,559	57,383	63,484	57,474	56,358	19	22	125,942	103,792	21

(Dollars in millions) (unaudited)	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2014 Q2	2015 Q2 vs. 2015 Q1	2015 Q2 vs. 2014 Q2	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014	2015 vs. 2014
Domestic Card										
Earnings:										
Net interest income	$ 2,395	$ 2,421	$ 2,432	$ 2,361	$ 2,193	(1)%	9%	$ 4,816	$ 4,448	8%
Non-interest income	796	743	768	763	768	7	4	1,539	1,470	5
Total net revenue	3,191	3,164	3,200	3,124	2,961	1	8	6,355	5,918	7
Provision for credit losses	853	610	765	738	504	40	69	1,463	990	48
Non-interest expense	1,621	1,580	1,676	1,530	1,513	3	7	3,201	3,058	5
Income from continuing operations before income taxes	717	974	759	856	944	(26)	(24)	1,691	1,870	(10)
Income tax provision	259	353	272	306	337	(27)	(23)	612	668	(8)
Income from continuing operations, net of tax	$ 458	$ 621	$ 487	$ 550	$ 607	(26)	(25)	$ 1,079	$ 1,202	(10)
Selected performance metrics:										
Period-end loans held for investment	$ 78,984	$ 74,131	$ 77,704	$ 73,143	$ 71,165	7%	11%	$ 78,984	$ 71,165	11%
Average loans held for investment	75,924	74,770	74,026	71,784	69,376	2	9	75,349	69,592	8
Average yield on loans held for investment[5]	13.95%	14.23%	14.43%	14.46%	13.95%	(28)bps	—	14.09%	14.07%	2bps
Total net revenue margin[6]	16.81	16.93	17.29	17.41	17.07	(12)	(26)bps	16.87	17.01	(14)
Net charge-off rate	3.42	3.55	3.39	2.83	3.52	(13)	(10)	3.49	3.77	(28)
30+ day performing delinquency rate	2.84	2.92	3.27	3.21	2.83	(8)	1	2.84	2.83	1
30+ day delinquency rate	2.84	2.92	3.27	3.21	2.83	(8)	1	2.84	2.83	1
Purchase volume[8]	$ 62,198	$ 52,025	$ 58,234	$ 53,690	$ 52,653	20%	18%	$114,223	$ 96,792	18%
International Card[4]										
Earnings:										
Net interest income	$ 238	$ 245	$ 265	$ 266	$ 268	(3)%	(11)%	$ 483	$ 538	(10)%
Non-interest income	49	73	73	83	71	(33)	(31)	122	154	(21)
Total net revenue	287	318	338	349	339	(10)	(15)	605	692	(13)
Provision for credit losses	42	59	91	49	45	(29)	(7)	101	117	(14)
Non-interest expense	236	196	212	200	206	20	15	432	387	12
Income from continuing operations before income taxes	9	63	35	100	88	(86)	(90)	72	188	(62)
Income tax provision	4	16	3	26	27	(75)	(85)	20	54	(63)
Income from continuing operations, net of tax	$ 5	$ 47	$ 32	$ 74	$ 61	(89)	(92)	$ 52	$ 134	(61)
Selected performance metrics:										
Period-end loans held for investment	$ 8,219	$ 7,623	$ 8,172	$ 7,488	$ 7,853	8%	5%	$ 8,219	$ 7,853	5%
Average loans held for investment	7,977	7,811	7,714	7,710	7,621	2	5	7,895	7,656	3
Average yield on loans held for investment[5]	14.29%	14.93%	16.31%	16.42%	16.74%	(64)bps	(245)bps	14.60%	16.69%	(209)bps
Total net revenue margin[6]	14.36	16.31	17.55	18.13	17.76	(195)	(340)	15.33	18.07	(274)
Net charge-off rate	2.65	2.80	3.34	3.32	3.93	(15)	(128)	2.73	4.05	(132)
30+ day performing delinquency rate	2.65	2.81	2.94	3.34	3.40	(16)	(75)	2.65	3.40	(75)
30+ day delinquency rate	3.29	3.44	3.60	4.08	4.20	(15)	(91)	3.29	4.20	(91)
Nonperforming loan rate[1]	0.83	0.84	0.86	0.98	1.03	(1)	(20)	0.83	1.03	(20)
Purchase volume[8]	$ 6,361	$ 5,358	$ 5,250	$ 3,784	$ 3,705	19%	72%	$ 11,719	$ 7,000	67%

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 10: Financial & Statistical Summary—Consumer Banking Business

(Dollars in millions) (unaudited)	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2014 Q2	2015 Q2 vs. 2015 Q1	2015 Q2 vs. 2014 Q2	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014	2015 vs. 2014
Consumer Banking										
Earnings:										
Net interest income	$ 1,444	$ 1,434	$ 1,459	$ 1,425	$ 1,431	1%	1%	$ 2,878	$ 2,864	—
Non-interest income	196	158	185	179	170	24	15	354	320	11%
Total net revenue	1,640	1,592	1,644	1,604	1,601	3	2	3,232	3,184	2
Provision for credit losses	185	206	222	198	143	(10)	29	391	283	38
Non-interest expense	998	970	1,045	956	938	3	6	1,968	1,868	5
Income from continuing operations before income taxes	457	416	377	450	520	10	(12)	873	1,033	(15)
Income tax provision	166	150	135	161	186	11	(11)	316	369	(14)
Income from continuing operations, net of tax	$ 291	$ 266	$ 242	$ 289	$ 334	9	(13)	$ 557	$ 664	(16)
Selected performance metrics:										
Period-end loans held for investment	$ 71,176	$ 71,379	$ 71,439	$ 71,061	$ 71,062	—	—	$ 71,176	$ 71,062	—
Average loans held for investment	71,367	71,441	71,254	71,048	70,884	—	1%	71,404	70,774	1%
Average yield on loans held for investment[5]	6.27%	6.26%	6.45%	6.18%	6.22%	1bps	5bps	6.27%	6.20%	7bps
Auto loan originations	$ 5,433	$ 5,185	$ 5,390	$ 5,410	$ 5,376	5%	1%	$ 10,618	$ 10,103	5%
Period-end deposits	170,321	172,502	168,078	167,624	169,153	(1)	1	170,321	169,153	1
Average deposits	171,076	169,593	167,727	168,407	169,694	1	1	170,339	169,188	1
Average deposit interest rate	0.57%	0.57%	0.57%	0.58%	0.57%	—	—	0.57%	0.57%	—
Core deposit intangible amortization	$ 21	$ 22	$ 24	$ 26	$ 28	(5)%	(25)%	$ 43	$ 58	(26)%
Net charge-off rate	0.76%	0.89%	1.20%	1.07%	0.69%	(13)bps	7bps	0.83%	0.76%	7bps
30+ day performing delinquency rate	3.24	2.95	3.60	3.22	2.91	29	33	3.24	2.91	33
30+ day delinquency rate	3.80	3.46	4.23	3.82	3.49	34	31	3.80	3.49	31
Nonperforming loan rate[1]	0.70	0.67	0.77	0.73	0.75	3	(5)	0.70	0.75	(5)
Nonperforming asset rate[2]	0.98	0.95	1.06	1.01	1.01	3	(3)	0.98	1.01	(3)

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 11: Financial & Statistical Summary—Commercial Banking Business

(Dollars in millions) (unaudited)	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2014 Q2	2015 Q2 vs. 2015 Q1	2015 Q2 vs. 2014 Q2	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014	2015 vs. 2014
Commercial Banking										
Earnings:										
Net interest income	$ 466	$ 461	$ 455	$ 439	$ 436	1%	7%	$ 927	$ 857	8%
Non-interest income	123	114	132	122	109	8	13	237	196	21
Total net revenue[3]	589	575	587	561	545	2	8	1,164	1,053	11
Provision for credit losses	49	60	32	9	12	(18)	308	109	52	110
Non-interest expense	270	272	293	268	267	(1)	1	542	522	4
Income from continuing operations before income taxes	270	243	262	284	266	11	2	513	479	7
Income tax provision	98	88	93	102	95	11	3	186	171	9
Income from continuing operations, net of tax	$ 172	$ 155	$ 169	$ 182	$ 171	11	1	$ 327	$ 308	6
Selected performance metrics:										
Period-end loans held for investment	$ 51,231	$ 50,741	$ 50,890	$ 49,788	$ 48,321	1%	6%	$ 51,231	$ 48,321	6%
Average loans held for investment	50,976	51,070	50,339	48,766	46,991	—	8	51,023	46,217	10
Average yield on loans held for investment[3][5]	3.26%	3.22%	3.33%	3.39%	3.50%	4bps	(24)bps	3.24%	3.48%	(24)bps
Period-end deposits	$ 32,909	$ 32,575	$ 31,954	$ 31,918	$ 31,440	1%	5%	$ 32,909	$ 31,440	5%
Average deposits	32,778	32,845	32,363	31,772	31,238	—	5	32,811	31,431	4
Average deposit interest rate	0.25%	0.24%	0.24%	0.24%	0.24%	1bps	1bps	0.24%	0.24%	—
Core deposit intangible amortization	$ 4	$ 4	$ 5	$ 5	$ 5	—	(20)%	$ 8	$ 11	(27)%
Net charge-off (recovery) rate	0.05%	0.02%	0.07%	(0.05)%	0.03%	3bps	2bps	0.04%	0.03%	1bps
Nonperforming loan rate[1]	0.90	0.31	0.34	0.32	0.38	59	52	0.90	0.38	52
Nonperforming asset rate[2]	0.91	0.31	0.36	0.35	0.41	60	50	0.91	0.41	50
Risk category:[9]										
Noncriticized	$ 49,001	$ 48,938	$ 49,284	$ 48,408	$ 46,881	—	5%	$ 49,001	$ 46,881	5%
Criticized performing	1,767	1,645	1,431	1,219	1,259	7%	40	1,767	1,259	40
Criticized nonperforming	463	158	175	161	181	193	156	463	181	156
Total commercial loans	$ 51,231	$ 50,741	$ 50,890	$ 49,788	$ 48,321	1	6	$ 51,231	$ 48,321	6
Risk category as a percentage of period-end commercial loans held for investment:										
Noncriticized	95.7%	96.5%	96.9%	97.3%	97.0%	(80)bps	(130)bps	95.7%	97.0%	(130)bps
Criticized performing	3.4	3.2	2.8	2.4	2.6	20	80	3.4	2.6	80
Criticized nonperforming	0.9	0.3	0.3	0.3	0.4	60	50	0.9	0.4	50
Total commercial loans	100.0%	100.0%	100.0%	100.0%	100.0%	—	—	100.0%	100.0%	—

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 12: Financial & Statistical Summary—Other and Total

(Dollars in millions) (unaudited)	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2014 Q2	2015 Q2 vs. 2015 Q1	2015 Q2 vs. 2014 Q2	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014	2015 vs. 2014
Other										
Earnings:										
Net interest (expense) income	$ (6)	$ 15	$ 45	$ 6	$ (13)	**	(54)%	$ 9	$ (42)	**
Non-interest income	(29)	(17)	(1)	(5)	35	71%	**	(46)	33	**
Total net (loss) revenue[3]	(35)	(2)	44	1	22	**	**	(37)	(9)	**
Benefit for credit losses	—	—	(1)	(1)	—	—	—	—	(3)	**
Non-interest expense[10]	182	31	58	31	55	**	**	213	76	180%
Loss from continuing operations before income taxes	(217)	(33)	(13)	(29)	(33)	**	**	(250)	(82)	**
Income tax benefit	(143)	(78)	(53)	(59)	(64)	83	123	(221)	(102)	117
(Loss) income from continuing operations, net of tax	$ (74)	$ 45	$ 40	$ 30	$ 31	**	**	$ (29)	$ 20	**
Selected performance metrics:										
Period-end loans held for investment	$ 95	$ 104	$ 111	$ 112	$ 127	(9)%	(25)%	$ 95	$ 127	(25)%
Average loans held for investment	93	102	103	114	124	(9)	(25)	97	123	(21)
Period-end deposits	5,550	5,363	5,516	4,722	5,297	3	5	5,550	5,297	5
Average deposits	5,289	5,413	5,265	5,020	5,383	(2)	(2)	5,351	5,461	(2)
Total										
Earnings:										
Net interest income	$ 4,537	$ 4,576	$ 4,656	$ 4,497	$ 4,315	(1)%	5%	$ 9,113	$ 8,665	5%
Non-interest income	1,135	1,071	1,157	1,142	1,153	6	(2)	2,206	2,173	2
Total net revenue	5,672	5,647	5,813	5,639	5,468	—	4	11,319	10,838	4
Provision for credit losses	1,129	935	1,109	993	704	21	60	2,064	1,439	43
Non-interest expense	3,307	3,049	3,284	2,985	2,979	8	11	6,356	5,911	8
Income from continuing operations before income taxes	1,236	1,663	1,420	1,661	1,785	(26)	(31)	2,899	3,488	(17)
Income tax provision	384	529	450	536	581	(27)	(34)	913	1,160	(21)
Income from continuing operations, net of tax	$ 852	$ 1,134	$ 970	$ 1,125	$ 1,204	(25)	(29)	$ 1,986	$ 2,328	(15)
Selected performance metrics:										
Period-end loans held for investment	$ 209,705	$ 203,978	$ 208,316	$ 201,592	$ 198,528	3%	6%	$ 209,705	$ 198,528	6%
Average loans held for investment	206,337	205,194	203,436	199,422	194,996	1	6	205,768	194,362	6
Period-end deposits	208,780	210,440	205,548	204,264	205,890	(1)	1	208,780	205,890	1
Average deposits	209,143	207,851	205,355	205,199	206,315	1	1	208,501	206,080	1

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 13: Notes to Loan and Business Segments Disclosures (Tables 7—12)

^{**} Not meaningful.

(1) The nonperforming loan rates are calculated based on nonperforming loans for each category divided by period-end total loans held for investment.

(2) Nonperforming assets consist of nonperforming loans, real estate owned ("REO") and other foreclosed assets. The nonperforming asset rates are calculated based on nonperforming assets for each category divided by the combined period-end total of loans held for investment, REO and other foreclosed assets for each respective category. Calculation of nonperforming assets rates for our Consumer Banking and Commercial Banking businesses are adjusted to exclude the impact of acquired REO.

(3) Some of our tax-related commercial investments generate tax-exempt income or tax credits. Accordingly, we make certain reclassifications within our Commercial Banking business results to present revenues and yields on a taxable-equivalent basis, calculated assuming an effective tax rate approximately equal to our federal statutory tax rate of 35% with offsetting reclassifications within the Other category.

(4) Includes a build in our U.K. PPI Reserve, which impacted both revenue and non-interest expense for our International Card business.

(5) Calculated based on annualized interest income for the period divided by average loans held for investment during the period for the specified loan category. Annualized interest income excludes various allocations including funds transfer pricing that assigns certain balance sheet assets, deposits and other liabilities and their related revenue and expenses attributable to each business segment.

(6) Calculated based on annualized total net revenue for the period divided by average loans held for investment during the period for the specified loan category.

(7) Represents the net reduction in interest income attributable to non-SOP 03-3 card loan premium amortization and other intangible accretion associated with the May 2012 transaction in which we acquired substantially all of HSBC's credit card and private-label credit card business in the United States.

(8) Includes credit card purchase transactions, net of returns for loans classified as held for investment and held for sale. Excludes cash advance and balance transfer transactions.

(9) Criticized exposures correspond to the "Special Mention," "Substandard" and "Doubtful" asset categories defined by bank regulatory authorities.

(10) Includes restructuring charges for employee severance and related benefits.

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 14: Reconciliation of Non-GAAP Measures and Calculation of Regulatory Capital Measures[1]

	Basel III Standardized				
(Dollars in millions) (unaudited)	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014
Regulatory Capital Metrics					
Common equity Tier 1 capital	$ 29,804	$ 29,671	$ 29,534	$ 29,116	$ 28,774
Tier 1 capital	32,614	31,493	31,355	30,451	30,111
Total risk-based capital[2]	37,114	35,878	35,879	34,860	34,743
Risk-weighted assets[3]	246,030	238,011	236,944	228,759	226,172
Average assets for the leverage ratio	293,291	295,556	291,243	286,070	281,345
Capital Ratios					
Common equity Tier 1 capital ratio[4]	12.1%	12.5%	12.5%	12.7%	12.7%
Tier 1 risk-based capital ratio[5]	13.3	13.2	13.2	13.3	13.3
Total risk-based capital ratio[6]	15.1	15.1	15.1	15.2	15.4
Tier 1 leverage ratio[7]	11.1	10.7	10.8	10.6	10.7
Tangible common equity ("TCE") ratio[8]	9.7	9.8	9.5	9.6	9.5

Reconciliation of Non-GAAP Measures

We report certain non-GAAP capital measures that management uses in assessing its capital adequacy. These non-GAAP measures include tangible common equity ("TCE") and tangible assets. The tables below provide the details of the calculation of our non-GAAP capital measures and regulatory capital. While our non-GAAP capital measures are widely used by investors, analysts and bank regulatory agencies to assess the capital position of financial services companies, they may not be comparable to similarly titled measures reported by other companies.

(Dollars in millions) (unaudited)	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2014 Q2
Tangible Common Equity (Period End)					
Stockholders' equity	$ 46,659	$ 45,730	$ 45,053	$ 44,018	$ 43,815
Goodwill and intangible assets[9]	(15,240)	(15,307)	(15,383)	(15,472)	(15,564)
Noncumulative perpetual preferred stock[10]	(2,810)	(1,822)	(1,822)	(1,336)	(1,338)
Tangible common equity	$ 28,609	$ 28,601	$ 27,848	$ 27,210	$ 26,913
Tangible Common Equity (Average)					
Average stockholders' equity	$ 47,255	$ 46,397	$ 45,576	$ 44,827	$ 43,767
Average goodwill and intangible assets[9]	(15,256)	(15,339)	(15,437)	(15,525)	(15,615)
Noncumulative perpetual preferred stock[10]	(2,377)	(1,822)	(1,681)	(1,338)	(970)
Average tangible common equity	$ 29,622	$ 29,236	$ 28,458	$ 27,964	$ 27,182

(Dollars in millions) (unaudited)	2015 Q2		2015 Q1		2014 Q4		2014 Q3		2014 Q2	
Tangible Assets (Period End)										
Total assets[11]	$	310,510	$	306,224	$	308,167	$	299,640	$	297,434
Goodwill and intangible assets[9]		(15,240)		(15,307)		(15,383)		(15,472)		(15,564)
Tangible assets[11]	$	295,270	$	290,917	$	292,784	$	284,168	$	281,870
Tangible Assets (Average)										
Average total assets[11]	$	307,206	$	309,401	$	304,153	$	298,913	$	294,089
Average goodwill and intangible assets[9]		(15,256)		(15,339)		(15,437)		(15,525)		(15,615)
Average tangible assets[11]	$	291,950	$	294,062	$	288,716	$	283,388	$	278,474

Common Equity Tier 1 Capital Ratio Under Basel III Standardized Approach

(Dollars in millions) (unaudited)	June 30, 2015		March 31, 2015		December 31, 2014		September 30, 2014		June 30, 2014	
Common equity excluding AOCI	$	44,246	$	44,120	$	43,661	$	43,241	$	42,848
Adjustments:										
AOCI[12][13]		(128)		(26)		(69)		(146)		6
Goodwill[9]		(13,809)		(13,801)		(13,805)		(13,801)		(13,811)
Intangible assets[9][13]		(413)		(450)		(243)		(266)		(289)
Other		(92)		(172)		(10)		88		20
Common equity Tier 1 capital	$	29,804	$	29,671	$	29,534	$	29,116	$	28,774
Risk-weighted assets[3]	$	246,030	$	238,011	$	236,944	$	228,759	$	226,172
Common equity Tier 1 capital ratio[4]		12.1%		12.5%		12.5%		12.7%		12.7%

_____

[1] Regulatory capital metrics and capital ratios as of the end of Q2 2015 are preliminary and therefore subject to change.

[2] Total risk-based capital equals the sum of Tier 1 capital and Tier 2 capital.

[3] As of January 1, 2015, risk-weighted assets are calculated under the Basel III Standardized Approach, subject to transition provisions. Prior to January 1, 2015 risk-weighted assets were calculated under Basel I.

[4] Common equity Tier 1 capital ratio is a regulatory measure calculated based on Common equity Tier 1 capital divided by risk-weighted assets.

[5] Tier 1 risk-based capital ratio is a regulatory capital measure calculated based on Tier 1 capital divided by risk-weighted assets.

[6] Total risk-based capital ratio is a regulatory capital measure calculated based on Total risk-based capital divided by risk-weighted assets.

[7] Tier 1 leverage ratio is a regulatory capital measure calculated based on Tier 1 capital divided by average assets, after certain adjustments.

[8] TCE ratio is a non-GAAP measure calculated based on TCE divided by tangible assets.

[9] Includes impact of related deferred taxes.

[10] Includes related surplus.

[11] As of January 1, 2015, we changed our accounting principle from a gross basis of presentation to a net basis, for presenting qualifying derivative assets and liabilities, as well as the related right to reclaim cash collateral or obligation to return cash collateral. Prior period results, excluding regulatory ratios, have been recast to conform to this presentation.

[12] Amounts presented are net of tax.

[13] Amounts based on transition provisions for regulatory capital deductions and adjustments of 20% for 2014 and 40% for 2015.